

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Fernando Oswaldo Leonzo
Chairman and Chief Executive Officer
Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, New York 11101

**Re: Hispanica International Delights of America, Inc.
Amendment to Registration Statement on Form S-1
Filed October 15, 2013
File No. 333-190788**

Dear Mr. Leonzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that your next amendment contains the revisions that your responses indicate you have made.

2. We note your response to comment 1 in our letter dated September 19, 2013. On page iii you indicate that you are electing to extend the transition period for meeting new or revised accounting standards. However, on page 7 you indicate that you have irrevocably elected to opt out of the extended transition period. Please reconcile here and throughout your registration statement as appropriate.

3. We note your response to comment 2. Please confirm your understanding that this comment applies to the current offering. Additionally confirm your understanding that this comment applies to future as well as past communications.

4. We note that you have deleted your dealer prospectus delivery obligation legend. Please add your dealer prospectus delivery obligation legend pursuant to Item 502 of Regulation S-K or advise us why you believe it is not required.

Prospectus Cover Page

5. We note your revision in the first sentence to address the company offering and delete the selling shareholder offering. Please revise the first sentence to delete the reference of "periodic" offers and sales since that implies that the offering may be conducted on a delayed basis.

6. We note your response to comment 9. Please revise your prospectus cover page to indicate that there is no market for the company's common stock.

Summary of Our Offering, page 1

Prospectus Summary, page 1

Our Business, page 1

7. We note your response to comment 14. Please disclose the response and state specifically whether the company has sold any products in the food and/or beverage market. Please revise the disclosure to clarify the business the company has conducted to date.

8. We note your response to comment 15. Please disclose your response. Please also clarify whether the company currently has a distribution agreement with GRAN NEVADA.

Our Offering, page 2

9. Since your registration statement deleted the resale registration shares, please revise your disclosure to delete the sentence "the distribution of the shares by the Selling Stockholders is not subject to any underwriting agreement."

Our Business Objectives, page 2

10. Please clarify, if true, that "scheduling cost-effective manufacturing, production" applies to third-party manufacturers and not your company. Please ensure that any other references to your company manufacturing products are deleted or clarified.

Risk Factors, page 4

Risks Relating to Our Business, page 4

We are a development stage company …, page 4

11. We note your statement that "[b]ased upon our plans, we expect to generate revenues by the end of this calendar year." Please revise to delete this mitigating language from your risk factor section. You may address this statement in another section of your prospectus. To the extent that you move the statement, please revise to provide the basis for your assertion that you will be generating revenues the end of the calendar year.

If our estimates related to expenditures are erroneous …, page 5

12. We note your reference to the "development and launch our used list services business beyond the incipient stages …." Please revise as appropriate.

We depend to a significant extent on certain key personnel, the loss …, page 5

13. We note your statement that "[n]either Mr. Leonzo nor Mr. Gunther has not been compensated for their services since our incorporation." Please clarify your statement as appropriate.

We are seeking additional financing to expand out intended acquisition …, page 7

14. We note your response to comment 17; however, we do not see the revised disclosure. Please revise your disclosure.

Risks Related to Our Common Stock, page 8

We are controlled by current officers, directors and principal stockholders, page 8

15. We note your response to comment 19; however, we do not see the revised disclosure. Please revise or advise.

16. We note your response to comment 20. Please disclose the response.

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 8

17. We note your response to comment 21 and we reissue the comment. Please revise your risk factor to indicate the amount of dilution per share that investors will incur.

Even if a market develops for our shares, …, page 9

18. Please clarify the risk related to "[m]arket perception of the future of development of EDGAR filing services."

Use of Proceeds, page 12

19. Please revise your introductory paragraph to delete the reference to "the sale of shares offered by the Selling Stockholders."

20. Please revise to present your Use of Proceeds in a tabular presentation with the uses indicated in the table for the sale of 25%, 50%, 75% and 100% of the securities offered for sale.

21. We note that you present Use of Proceeds on the gross proceeds to the company. Please revise your use of proceeds discussion to address the use of proceeds on a net basis after expenses are deducted.

22. We note your response to comment 25 and we reissue the comment in part. What is the allocation of "costs of additional brand acquisitions'"? Is there a difference between "allocated to Inventory" and "allocated to Cost of Goods"? Please revise to clearly indicate the use of proceeds from the offering.

23. We note your response to comment 27 and we reissue the comment. We do not see the revised disclosure. Please revise to discuss the company's plans if only a minimum amount of proceeds are raised such as 10% or less of the maximum offering amount.

24. We additionally note your response to comment 27 that states "we have to date already raised 15%". Please provide us with the basis for the statement that the company has already raised 15% of the offering. Please advise us in detail the meaning of your statement. We may have further comment.

25. We note your response to comment 28 . Please disclose and clarify your response. In your response to comment 27 you state that you have already raised 15% or $300,000. However, in the response to comment 28 you indicate that the company has raised at least half of $125,000, or $62,500, for working capital. Please advise us as appropriate.

26. We note your response to comment 29. As previously requested identify the distributor, the nature of the business to be acquired, a brief description of the business and the status of the negotiations. Please supplementally provide us with the letter of intent.

Dilution, page 13

27. We note your response to comment 30; however, we do not see the revised disclosure. Accordingly, we reissue the comment. You indicate that "dilution represents the difference between the offering price of the shares of Common Stock and the net book value per share of common stock immediately after completion of the offering." Your definition of dilution is not correct. Please revise to provide an accurate definition of dilution and revise your dilution table accordingly. See Item 506 of Regulation S-K.

28. We note your response to comment 31; however, we do not see the revised disclosure. Accordingly, we reissue the comment. Please revise to provide the amount of dilution to investors at the various levels of funding received from the offering. Indicate the dilution to investors at the 25%, 50%, 75% and 100% funding levels.

29. We note your response to comment 32; however, we do not see the revised disclosure. Accordingly, we reissue the comment. Please revise to provide a comparison of the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. Also compare the percentage of ownership held by the public investors to the percentage of ownership held by the officers, directors, promoters and affiliated persons.

Description of Securities, page 16

30. We note your response to comment 40. We note that your table provided in response to comment 38 does not reconcile to the Recent Sales of Unregistered Securities section on page 44. We also note that you indicate that there are 10,237,500 shares of common stock issued and outstanding subsequent to the reverse stock split. We finally note that you indicate in the Recent Sales of Unregistered Securities section that "as of October 14, 2013, 18,400,000 shares of common stock were issued and outstanding" without any additional shares being issued after the August 15, 2013 sale. Please provide a narrative responding to comment 40. Also reconcile your table in response to comment 38 with your disclosure in the Recent Sales of Unregistered Securities section. Revise to reconcile the amount of common stock outstanding as of October 14, 2013. Finally, include the table in response to comment 38 in your Recent Sales of Unregistered Securities section. We may have further comment.

31. We reissue comment 41. We note your statement on page 16 that "the outstanding shares of common stock are, when issued, fully paid and non-assessable." Please remove the statement that "the outstanding shares of common stock are, when issued, fully paid and non-assessable" or attribute the statement to legal counsel and file counsel's consent.

Description of Business, page 19

Background, page 19

32. We note your response to our prior comment 45. Your response did not address our comment; therefore, it will be reissued. Please update the Company Data section of EDGAR to indicate your current fiscal year end. This field is currently blank. In addition, since you say in your supplemental response that your fiscal year end is May 31st, please also revise your disclosure on page 19 accordingly.

33. We note your revised business description that the company will operate pursuant to a non-exclusive distribution agreement with Fran Nevada Beverage, Inc. Please revise your disclosure to indicate any affiliation between Gran Nevada Beverage, Inc. and HIDA. We note your response to comment 83.

Business of Issuer, page 19

34. We note your response to comment 46. Please disclose the response.

The Market, page 19

Market Trends, page 20

35. We note your response to comment 49; however, the disclosure remains. Please revise or advise.

36. We note your response to comment 50; however, we do not see the revisions. Please provide support for the statement that "the market targeted by HIDA, however, remain robust and relatively lower valuation ratios enable the Company to make acquisitions less expensively" or revise as appropriate.

Market Segmentation, page 21

37. We note your response to comment 52. Please clarify whether Pacific Pride Bakery caters to the Hispanic community. Please clarify how the potential acquisition of this company fits within your business plan.

Our Products, page 22

38. Please revise to clarify that the eight "SKUs" describes the eight drink flavors.

Fernando Oswaldo Leonzo
Hispanica International Delights of America, Inc.
October 30, 2013
Page 7

Business Growth Objectives, page 23

Strategies, page 23

39. We note your response to comment 54; however, the disclosure remains. Please revise or advise.

Marketing Strategy, page 22

40. We note your response to comment 55; however, we do not see the revisions. Please revise or advise.

41. We note your response to comment 56; however, we do not see the revisions. Please revise or advise.

42. We note your response to comment 57. Please disclose the response and revise to provide the company's specific budget allocated for advertising.

43. We note your response to comment 58. Please disclose the response.

44. We note your response to comment 59; however, the disclosure remains. Please revise or advise.

Competition, page 25

45. We note your response to comment 60 and the revised disclosure. Please also disclose your response.

46. We note your statement that "HIDA's competitive positioning is strongest in its brand selection of All Natural packaged foods." Please revise to provide the basis for your statement.

Directors, page 25

47. We note your statement that "the company anticipates appointing additional directors, it has not identified any such person." Please revise to indicate the number of directors currently in the board of directors of the company.

Description of Property, page 25

48. We note your response to comment 61; however, we do not see the revisions. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 26

49. We note your response to comment 64. Please revise to indicate the steps the company has taken to commence implementation of its distribution plan.

50. We note your response to comment 65. Please revise to indicate your amount of working capital as of the date of the latest interim financial statements.

51. We note your statements that "[a]s of September 15, 2013, we have raised over $78,000" and "[o]ver $78,000 has been raised to-date". Please provide us with information about how the funding was raised. We may have further comment.

Security Ownership of Certain Beneficial Owners and Management, page 28

52. We note your response to comment 68. Please clarify whether Michael Gunther owns 29% of your shares of common stock and Trident Merchant Group, Inc. owns 5.3%. Clarify whether there are any other greater than 5% shareholders. Revise the table as appropriate.

53. We note your response to comment 69. Please correct the percentage owned by Mr. Gruenbaum or advise.

54. We note your response to comment 70; however, we do not see the revisions. Please revise or advise.

Executive Compensation, page 28

Summary Compensation Table, page 28

55. We note your response to comment 71; however, we do not see the revision. Please revise or advise.

56. We note your response to comment 72. Please revise the first paragraph in this section to clearly indicate that the Summary Compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

57. We note your response to comment 74. Please revise your disclosure on page 29 to clarify that all three of your directors are not receiving any compensation.

Directors, Executive Officers, Promoters and Control Persons, page 29

Executive Officers and Directors, page 29

58. We note your response to comment 76.

- Please revise to disclose the dates of Mr. Leonzo's employment.

- Please disclose Mr. Gruenbaum's business experience during the past five years, including principal occupations and employment, the name and principal business of employers, and dates of employment. See Item 401(e) or Regulation S-K.

59. We note your response to comment 77 and we reissue the comment. Please remove those portions of the officers' and directors' biographies that do not provide an objective background of their experience. For example, we note the statement in Mr. Gruenbaum's biography that he was instrumental in raising over $160 million for various investment ventures.

60. We note your response to comment 78 and we reissue the comment. Please explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individuals should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

61. We note your response to comment 79 and we reissue the comment in part. Please clarify the reference to "founder's shares." Please indicate what consideration was paid by the officers or directors for their preferred shares.

62. We note your response to comment 80. Please revise your disclosure to address the loan payable and that the company's offices are leased from the Chairman and CEO or advise us in detail why Item 404 of Regulation S-K disclosure is not required.

63. We note your disclosure that "HIDA has through its management's experience and industry contacts a more extensive network of distribution channels especially in markets like Texas and California …." Please advise us why this disclosure is relevant in the Certain Relationships and Related Transactions section.

64. We note your statement that "there are no promoters being used in relation with this offering. No person who may … be considered a promoter will receive or expect to receive any assets … No assets will be or are expected to be acquired from any promoter on behalf of the Company." See the definition of "promoter" in Rule 405 of the Securities Act of 1933. Please revise your disclosure accordingly.

Consolidated Financial Statements

General

65. Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants' consent.

66. We note your response to our prior comment 84. Please revise your disclosures in your financial statements and throughout the entire filing, so that they consistently give effect to the post-split 1:2 reverse split shares that were issued and outstanding and the number of shares used in computing the weighted average number of shares outstanding for each period presented. For example, the number of shares issued and outstanding as of May 31, 2013 differ between pages 3 and F-2 as do the weighted average number of shares outstanding for the period from inception (April 15, 2013) to May 31, 2013.

Report of Independent Registered Public Accounting Firm, page F-1

67. It appears that the references in the audit report to your May 31, 2012 balance sheet and your statements of operations, stockholders' (deficit) and cash flows for the years ended May 31, 2013 and May 31, 2012 may be in error as the only audited balance sheet presented is for May 31, 2013 and the only audited statements of operations, stockholders' (deficit) and cash flows presented are for the period from inception (April 15, 2013) to May 31, 2013. Please make arrangements with your auditor to revise their audit report, as necessary, to correct these inconsistencies.

Exhibits

Exhibit 5.1

68. We note your response to comment 88 and that the legality opinion indicates that the shares are duly authorized, legally issued, fully paid, and non-assessable. Please revise your legality opinion to indicate that the shares being sold by the company "will be, once they are sold" legally issued, fully paid, and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3476, or Rufus Decker, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jerry Gruenbaum, Esq.